EXHIBIT 99.1

Hydrogenics Awarded First Hydrogen Fueling Station in Turkey

Delivery of Turn Key Hydrogen Fueling Station for Both Land and Sea Transport

MISSISSAUGA, Ontario, Jan. 13, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced the award of a complete electrolysis based hydrogen fueling station capable of producing 65 kilograms of hydrogen per day. The fueling station will be located at Golden Horn, the historic inlet of the Bosphorus, in Istanbul, Turkey and be used for both land and sea transportation applications.

The award was made by The International Centre for Hydrogen Energy Technologies (ICHET), a project of the United Nations Industrial Development Organization (UNIDO), founded in Istanbul in 2004 and supported by the Turkish Ministry of Energy and Natural Resources. ICHET seeks to initiate projects in the Developing World that establish or enhance hydrogen production from indigenous -- and preferably renewable -- energy resources so that hydrogen can take a far more important role in the satisfaction of local energy needs. Additional information about ICHET and UNIDO can be found at www.unido-ichet.org.

"We are pleased to have been awarded Turkey's first hydrogen fueling station in a competitive tendering process that demonstrated Hydrogenics' ability to respond to the increase in market interest for Hydrogen Fueling Stations in Europe.  Our ability to deliver a complete offering addressing quality, safety and economic requirements further demonstrates that Hydrogenics has the expertise, people and technology to manufacture, install and commission complete hydrogen fueling stations throughout the world, said Daryl Wilson, Hydrogenics President and CEO.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Company Contact:
         Lawrence Davis, Chief Financial Officer
         (905) 361-3633
         investors@hydrogenics.com